FILA HOLDING Press Release

For more information, please contact:
Fila Holding S.p.A.
Investor Relations:                               Citigate Dewe Rogerson
Elena Carrera +39 015 3506 246                    Lucia Domville +1 212 419 4166

Fila Holding recommends the offer to acquire all outstanding American Depositary Shares that RCS MediaGroup Commenced Today

July 28, 2003 (Biella, Italy) - Fila Holding S.p.A. (NYSE:FLH) (Fila) announced today that it believes the offer its principal shareholder, RCS MediaGroup S.p.A. (RCS), commenced today for all of the outstanding American Depositary Shares representing ordinary shares of Fila (Fila ADSs), not already owned by RCS for a price of US$ 1.12 per ADS is fair from a financial point of view to, and advisable for, holders of such instruments (other than RCS and its affiliates) and that it recommends acceptance of the offer by them. This position was determined by the affirmative vote of all of the directors of the Fila Board except those directors who chose to abstain from the discussions and the vote due to their positions as directors or employees of RCS.

Fila's Board of Directors engaged UBS Corporate Finance Italia S.p.A. (UBS) to serve as financial advisor to Fila's Board of Directors.

The complete terms and conditions of the offer are set forth in an offer to purchase, letter of transmittal and other related materials which are being filed with the Securities and Exchange Commission (the "SEC") and distributed to holders of Fila ADSs resident in the United States. Fila has filed a solicitation/recommendation statement related to the offer with the SEC and such statement is being distributed to holders of Fila ADSs resident in the United States with the tender offer documents. Holders of Fila ADSs are urged to read the tender offer documents and the solicitation/recommendation statement because they contain important information. Investors will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, or by contacting Georgeson Shareholder Communications Inc., the Information Agent for the transaction, at (212) 440-9800 (Call Collect) or call toll free (877) 668-1640.